                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              FOUR MEDIA COMPANY
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  350872 10 7
                                (CUSIP Number)


                               Robert T. Walston
                       Technical Services Partners, L.P.
                             9010 Briarcrest Lane
                        Beverly Hills, California 90210
                                (310) 275-3582

                                with a copy to:

                            Lance Jon Kimmel, Esq.
                     Alschuler Grossman Stein & Kahan, LLP
                            2049 Century Park East
                         Los Angeles, California 90067
                                (310) 277-1226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 6, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)(S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.    350872 10 7
          -----------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Technical Services Partners, L.P.
              ------------------------------------------------------------------

          2.  Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  [X]
                   -------------------------------------------------------------

              (b)  [_]
                   -------------------------------------------------------------

          3.  SEC Use Only------------------------------------------------------

          4.  Source of Funds (See Instructions)    00
                                                --------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              -----------------------------------------------------------------

          6.  Citizenship or Place of Organization      Delaware
                                                  ------------------------------

Number of         7.  Sole Voting Power      0
                                       -----------------------------------------
Shares
Beneficially      8.  Shared Voting Power  1,432,875 shares of common stock
                                         ---------------------------------------
Owned by
Each              9.  Sole Dispositive Power    0
                                            ------------------------------------
Reporting
Person With       10. Shared Dispositive Power 1,432,875 shares of common stock
                                              ----------------------------------

          11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,875
               -----------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-----------------------------------------------

          13.  Percent of Class Represented by Amount in Row (11)    7.28%
                                                                 ---------------

          14.  Type of Reporting Person (See Instructions)

                    PN
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

CUSIP No.  350872 10 7
         ----------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               Triple Bogey, Inc.
             -------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)    [X]
                 ---------------------------------------------------------------
             (b)    [ ]
                 ---------------------------------------------------------------

         3.  SEC Use Only-------------------------------------------------------


         4.  Source of Funds (See Instructions)    00
                                               ---------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

             -------------------------------------------------------------------

         6.  Citizenship or Place of Organization      California
                                                 -------------------------------

Number of      7.  Sole Voting Power        0
                                    --------------------------------------------
Shares
Beneficially   8.  Shared Voting Power   1,432,875 shares of common stock
                                      ------------------------------------------
Owned by
Each           9.  Sole Dispositive Power     0
                                         ---------------------------------------
Reporting
Person With    10. Shared Dispositive Power   1,432,875 shares of common stock
                                           -------------------------------------

          11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,875
              ------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)------------------------------------------------

          13. Percent of Class Represented by Amount in Row (11)    7.28%
                                                                ----------------

          14. Type of Reporting Person (See Instructions)

                 CO
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              ------------------------------------------------------------------

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

CUSIP No.  350872 10 7
         ----------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               Robert T. Walston
             -------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)    [X]
                 ---------------------------------------------------------------
             (b)    [ ]
                 ---------------------------------------------------------------

         3.  SEC Use Only-------------------------------------------------------


         4.  Source of Funds (See Instructions)    00
                                               ---------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

             -------------------------------------------------------------------

         6.  Citizenship or Place of Organization      US
                                                 -------------------------------

Number of      7.  Sole Voting Power   500,000 shares of common stock
                                    --------------------------------------------
Shares
Beneficially   8.  Shared Voting Power   1,432,875 shares of common stock
                                      ------------------------------------------
Owned by
Each           9.  Sole Dispositive Power     500,000 shares of common stock
                                         ---------------------------------------
Reporting
Person With    10. Shared Dispositive Power   1,432,875 shares of common stock
                                           -------------------------------------

          11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,875
              ------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)------------------------------------------------

          13. Percent of Class Represented by Amount in Row (11)    9.57%
                                                                ----------------

          14. Type of Reporting Person (See Instructions)

                 IN
              ------------------------------------------------------------------

              ------------------------------------------------------------------

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              ------------------------------------------------------------------

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Four Media Company (the "Company"). The address of the principal executive offices of the Company is 2813 West Alameda Avenue, Burbank, California 91505.

Item 2.   Identity and Background

          This statement is filed by Technical Services Partners, L.P. ("TSP"), Triple Bogey, Inc. ("TBI"), and Robert T. Walston ("Walston"), an individual (TSP, TBI and Walston, collectively, the "Reporting Persons"). TBI is the general partner of TSP, and Walston is the sole shareholder of TBI. Walston is the sole shareholder, director and officer of TBI, and the sole limited partner of TSP.

          The business and office addresses of each of the Reporting Persons are 9010 Briarcrest Lane, Beverly Hills, CA 90210, Attn: Robert T. Walston. The business address of Four Media Company is 2813 West Alameda Avenue, Burbank, California 91505.

          Walston is Chairman and Chief Executive Officer of Four Media Company, a leading provider of technical and creative services to producers and distributors of television programming, television commercials, feature films and other entertainment content, as well as to owners of film and television libraries. TBI is in the business of serving as general partner of TSP. TSP is in the business of holding securities for its partners.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Walston is a United States citizen. TBI is organized under the laws of the state of California. TSP is organized under the laws of the state of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.   Purpose of Transaction

          Pursuant to an agreement dated January 18, 1999 (the "Warburg Agreement"), TSP transferred 3,119,627 of its 4,552,502 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") to Warburg, Pincus Equity Partners, Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Entities"). The proceeds of such sale were used by TSP to redeem the interests of all of TSP's partners except Walston. Thereafter, TBI, an S Corporation solely owned by Walston, was appointed general partner of TSP.

          In connection with the transaction that was the subject of the Warburg Agreement, and as part of that transaction, each of Walston and TSP entered into voting agreements with the Warburg Entities to vote in favor of the approval and adoption of the transactions being effected thereby. The agreement with Walston further provided that so long as the Warburg Entities were entitled to designate directors pursuant to the transaction documents, Walston agreed to vote the securities beneficially owned by him in favor of the Warburg Entities' designees. The Warburg Entities, in return, agreed that so long as Walston remained the Company's Chief Executive Officer pursuant to his employment agreement, the Warburg Entities would vote their shares in favor of the election of Walston to the Company's Board of Directors. The voting provisions with respect to the election of directors survive termination of the voting agreements.

          On December 6, 1999 the Company announced that it had entered into a definitive agreement (the "Merger Agreement") to sell 100% of the Company's issued and outstanding common stock to Liberty Media Corporation ("Liberty"). Liberty will acquire each issued and outstanding share of the Company's Common Stock for a combination of $6.25 of cash and approximately 0.1613 of a share of Class A Liberty Media Group Stock, par value $1.00 ("LMG.A" share(s)), in a taxable exchange.

          The Reporting Persons understand that closing is anticipated to occur in the first quarter of 2000. The Reporting Persons are not parties to the Merger Agreement.

          Effective the date of the Merger Agreement, TSP entered into a Voting Agreement (the "Voting Agreement") with the Company and Liberty, pursuant to which TSP granted Liberty a proxy to vote all shares beneficially owned by TSP in favor of approval and adoption of the Merger Agreement, and against any action which could interfere, delay, impede, postpone or adversely affect the transactions contemplated by the Merger Agreement. The proxy and related power of attorney is a proxy and power coupled with an interest, and is irrevocable during and for the term of the Voting Agreement. The Voting Agreement represents a change in intent on the part of the Reporting Persons, from a passive investment to an investment held with a purpose or effect of changing or influencing control of the Company or in connection with any transaction having that purpose or effect.

          The Reporting Persons will continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action (subject to the restrictions set forth in the Voting Agreement): (i) continue to hold the Company's Common Stock for investment; (ii) disposing of all or a portion of the Company's Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Persons do not have any current intention of acquiring additional shares of the Company's Common Stock.

          Except as set forth herein, the Reporting Persons have no current intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of the control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

          The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   Interest in Securities of the Issuer

          As of the close of business on December 6, 1999, TSP and TBI each beneficially own 1,432,875 shares of Common Stock of the Company. Based upon the information available in the Company's Annual Report on Form 10-K for the year ended August 1, 1999, as filed with the Securities and Exchange Commission on November 1, 1999, as amended on Form 10-K/A on November 29, 1999, these shares represent 7.28% of the Company's Common Stock. As of December 6, 1999, Walston also holds an option for the purchase of 2,500,000 shares of Common Stock of the Company, which option is subject to a five-year vesting schedule (subject to acceleration upon the occurrence of certain events). Effective on January 1, 2000, and assuming Walston's continued employment with the Company, the option will vest with respect to 500,000 of these shares. Under the applicable rules of the Securities Exchange Act of 1934, as amended, Walston is deemed to be the beneficial owner of these 500,000 shares, and an aggregate 1,932,875 shares of the Company's Common Stock, which represents 9.57% of the Company's issued and outstanding stock.

          Walston, TSP and TBI have shared voting and dispositive power over 1,432,875 shares of the Company's Common Stock. Walston will have sole voting and dispositive power over the 500,000 shares of the Company's Common Stock which would be issued upon exercise of the vested portion of the option described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In connection with the transaction that was the subject of the Warburg Agreement, and as part of that transaction, each of Walston and TSP entered into voting agreements with the Warburg Entities to vote in favor of the approval and adoption of the transactions being effected thereby. The agreement with Walston further provided that so long as the Warburg Entities were entitled to designate directors pursuant to the transaction documents, Walston agreed to vote the securities beneficially owned by him in favor of the Warburg Entities' designees. The Warburg Entities, in return, agreed that so long as Walston remained the Company's Chief Executive Officer pursuant to his employment agreement, the Warburg Entities would vote their shares in favor of the election of Walston to the Company's Board of Directors. The voting provisions with respect to the election of directors survive termination of the voting agreements.

          Effective the date of the Merger Agreement, TSP entered into the Voting Agreement with the Company and Liberty, pursuant to which TSP granted Liberty a proxy to vote all shares beneficially owned by TSP in favor of approval and adoption of the Merger Agreement, and against any action which could interfere, delay, impede, postpone or adversely affect the transactions contemplated by the Merger Agreement. The proxy and related power of attorney is a proxy and power coupled with an interest, and is irrevocable during and for the term of the Voting Agreement. The Voting Agreement represents a change in intent on the part of the Reporting Persons, from a passive investment to an investment held with a purpose or effect of changing or influencing control of the Company or in connection with any transaction having that purpose or effect.

          TBI is the general partner of TSP, and Walston is the sole shareholder of TBI. Walston is the sole shareholder, director and officer of TBI, and the sole limited partner of TSP.

Item 7.   Material to Be Filed as Exhibits

1.1 Voting Agreement by and among Robert T. Walston, Technical Services Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V., dated as of January 18, 1999.

1.2 Voting and Option Agreement by and among Technical Services Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., dated as of January 18, 1999.

1.3 Voting Agreement by and among Four Media Company, Technical Services Partners, L.P. and Liberty Media Corporation, dated as of December 6, 1999.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1999

TECHNICAL SERVICES PARTNERS, L.P.
By:  Triple Bogey, Inc.
     General Partner

By:  /s/ Robert T. Walston
     ---------------------------
     Robert T. Walston
     President

TRIPLE BOGEY, INC.

By:  /s/ Robert T. Walston
     ---------------------------
     Robert T. Walston
     President

ROBERT T. WALSTON

/s/ Robert T. Walston
--------------------------------